UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                       (Amendment No. 4)*

            Under the Securities Exchange Act of 1934



                  NEW YORK REGIONAL RAIL CORP.
 ______________________________________________________________
                        (Name of Issuer)


      Series D Preferred Stock, Par Value $0.001 per share
           Common Shares, Par Value $0.0001 per share
 ______________________________________________________________
                  (Title of Class of Securities


                           649768 10 8
                  ____________________________
                         (CUSIP Number)


                        Transit Rail LLC
                        2730 Transit Road
       West Seneca, New York 14224 (Phone: (716) 675-1200)
 ______________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                            Copy to:

                        Gregory Photiadis
              Duke, Holzman, Yaeger & Photiadis LLP
                      1800 Main Place Tower
                    Buffalo, New York  14202

                        February 2, 2005
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 4

CUSIP NO.  649768 10 8

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Transit Rail LLC

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)_X_
                                                           (b)___

       Transit Rail LLC and Gordon Reger are members of a group.

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       AF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          2,500 Class D Preferred Shares
BY EACH REPORTING           and 2,083,333 Common Shares
PERSON WITH
                     8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            2,500 Class D Preferred Shares
                            2,083,333 Common Shares
                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500 Class D Preferred Shares
     2,083,333 Common Shares

     Total:  2,085,833 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100% of the Preferred Stock of the Issuer
     1.04% of the Common Stock of the Issuer

14.  TYPE OF REPORTING PERSON:

      PN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 4

CUSIP NO.  649768 10 8

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Gordon Reger

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)_X_
                                                           (b)___

       Transit Rail LLC and Gordon Reger are members of a group.

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          100,000
BY EACH REPORTING
PERSON WITH
                     8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            100,000 Common Shares

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000 Common Shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.05% of the Outstanding Common Shares


14.  TYPE OF REPORTING PERSON:

      IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 4

INTRODUCTION

      This Amendment No. 4 reports the ownership of shares by Transit Rail LLC ("Transit") and Gordon Reger ("Reger"). Reger controls Transit. Transit and Reger are referred to herein, together, as the Reporting Persons. This Amendment No. 4 does not report the purchase or sale of any securities of the Issuer by the Reporting Persons. Rather, this Amendment No. 4 reports a material change in the voting rights and control of the Issuer as a result of other transactions described herein.

     Pursuant to an Investment Agreement dated February 4, 2004 between the Issuer and Transit which was incorporated by reference in Transit's original filing on Schedule 13D as Exhibit
10.1 (the "Investment Agreement") and a Tri-Party Agreement dated February 4, 2004, among Transit, the Issuer and John Marsala which was incorporated by reference in Transit's original filing on Schedule 13D as Exhibit 10.2 (the "Tri-Party Agreement"), Transit may require the holder of the Issuer's Series C Preferred Stock to convert his shares of Series C Preferred Stock into common stock. Upon such conversion, no shares of Series C Preferred Stock will be outstanding and each share of Series D Preferred Stock will carry 120,000 votes on any matter coming before the shareholders of the Issuer. As a result, Transit will have 302,083,000 votes on any matter coming before the shareholders of the Issuer. Transit delivered to the holder of the Series C Preferred shares a notice requiring conversion of such Series C Preferred Shares and such conversion has been effected. Except for matters that must be voted upon by the holders of common shares as a class, Transit has sufficient votes to determine the outcome of all matters coming before the shareholders of the Issuer.

       Pursuant to the Investment Agreement and the Tri-Party Agreement among Transit, the Issuer and the former holder of the Series C Preferred shares, Transit covenanted that for a period of twelve months Transit would not initiate basic changes in the business of the Issuer or its management without the approval of the board of directors of the Issuer and the former holder of the Issuer's Series C Preferred Stock. Such covenant expires on February 4, 2005.

      The Cover Page for the Reporting Persons' Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is not changed by this Amendment No. 4, except that the reference to Series C Preferred Stock in Item 13 has been deleted because following the conversion of all such shares into common stock there are no such shares of Series C Preferred Stock outstanding. All other Items remain unchanged from the Schedule 13D filed on February 12, 2004, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(b) Transit has sole voting and sole dispositive power over its 2,500 Shares of Series D Preferred Stock and sole voting and dispositive power over its 2,083,333 common shares. Reger has sole voting and dispositive power over his 100,000 common shares.

Pursuant to an Investment Agreement dated February 4, 2004 between the Issuer and Transit which was incorporated by reference in Transit's original filing on Schedule 13D as Exhibit
10.1 (the "Investment Agreement") and a Tri-Party Agreement dated February 4, 2004, among Transit, the Issuer and John Marsala which was incorporated by reference in Transit's original filing on Schedule 13D as Exhibit 10.2 (the "Tri-Party Agreement"), Transit may require the holder of the Issuer's Series C Preferred Stock to convert his shares of Series C Preferred Stock into common stock. Upon such conversion, no shares of Series C Preferred Stock will be outstanding and each share of Series D Preferred Stock will carry 120,000 votes on any matter coming before the shareholders of the Issuer. As a result, Transit will have 302,083,000 votes on any matter coming before the shareholders of the Issuer. Transit delivered to the holder of the Series C Preferred shares a notice requiring conversion of such Series C Preferred Shares And such conversion has been effected. Except for matters that must be voted upon by the holders of common shares as a class, Transit has sufficient votes to determine the outcome of all matters coming before the shareholders of the Issuer.

       Pursuant to the Investment Agreement and the Tri-Party Agreement among Transit, the Issuer and the former holder of the Series C Preferred shares, Transit covenanted that for a period of twelve months Transit would not initiate basic changes in the business of the Issuer or its management without the approval of the board of directors of the Issuer and the former holder of the Issuer's Series C Preferred Stock. Such covenant expires on February 4, 2005.

                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 3rd day of February, 2005.


TRANSIT RAIL LLC

    By:  TRWS Limited Partnership

    By:  Reman LLC, its general partner

    By:  /s/ Gordon Reger, Member
             Gordon Reger, Member



/s/Gordon Reger, Individually
   Gordon Reger, Individually